Exhibit 4.5

DESCRIPTION OF SECURITIES

The following description summarizes the most important terms of our capital stock. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), Restated Bylaws (“Bylaws”) and Certificate of Designation of Preferences, Rights and Limitations for the Preferred Stock (“Certificate of Designation”), which are included as exhibits to our annual report, of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, Bylaws and Certificate of Designation and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capitalization

We have 250,000,000 shares of capital stock authorized under our Certificate of Incorporation, consisting of 240,000,000 shares of common stock with a par value of $0.0001 per share and 10,000,000 shares of preferred stock with a par value of $0.0001 per share.

As of March 13, 2026 there were 11,594,679 shares of common stock outstanding, and 954 shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive a pro rata share of our assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the designations, rights, preferences, privileges and restrictions thereof, without further vote or action by the stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such class or series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Series A Preferred Stock

On January 27, 2026, we entered into a securities purchase agreement with several purchasers for a private placement that included shares of Series A convertible preferred stock with a stated value of $1,000 (the “Stated Value”) and a conversion price equal to a $5.04 per share of common stock (the “Preferred Stock”). On January 28, 2026, we filed the Certificate of Designation with the Secretary of State of the State of Delaware for the Preferred Stock. On February 13, 2026, we issued 954 shares of Preferred Stock. Following is a summary of the terms of the Preferred Stock.

Designation and Par Value

There are 954 shares of Preferred Stock (which shall not be subject to increase without the written consent of the holders of a majority of the then outstanding shares of Preferred Stock voting as a separate class). Each share of Preferred Stock shall have a par value of $0.0001 per share and a Stated Value equal to $1,000. The Stated Value is subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events affecting such shares.

Ranking

The Preferred Stock ranks senior to our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs.

Dividends

The holders of outstanding shares of Preferred Stock shall be entitled to cumulative dividends at an annual rate of 12% of the Stated Value. Dividends shall accrue from the issuance date for as long as any shares of Preferred Stock remain issued and outstanding and are payable annually in arrears on December 15 of each year. At our option, dividends on the Preferred Stock may be paid in cash, shares of our common stock, or by adding the amount of dividends payable on such date to the aggregate Stated Value of such holder’s shares of Preferred Stock.

Voting

Except as otherwise provided by the Certificate of Designation or required by law, the Preferred Stock does not have voting rights. However, as long as any shares of Preferred Stock are outstanding, we shall not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend the Certificate of Designation, (ii) increase the number of authorized shares of Preferred Stock, (iii) authorize or issue an additional class or series of capital stock that ranks pari passu with or senior to the Series A Preferred with respect to the payment of dividends, rights of redemption or the distribution of assets on liquidation, (iv) redeem, purchase or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any of our capital stock; provided, that this restriction shall not apply to (a) the redemption or repurchase of or the payment of dividends on shares of Preferred Stock pursuant hereto or (b) the declaration or payment of any dividend or distribution payable on our common stock in shares of common stock or (v) enter into any agreement with respect to any of the foregoing. Holders of shares of common stock acquired upon the conversion of shares of Preferred Stock shall be entitled to the same voting rights as each other holder of common stock.

Conversion

At a special meeting of stockholders scheduled for March 24, 2026, stockholders are being asked to approve the issuance of common stock upon conversion of the Preferred Stock. The Preferred Stock is not convertible until such stockholder approval is obtained. Once we obtain stockholder approval, each outstanding share of the Preferred Stock shall, without any further action by us or the holders, automatically convert into the number of shares of common stock determined by dividing the Stated Value of such share of Preferred Stock plus all unpaid accrued and accumulated dividends on such share (whether or not declared) by the conversion price, which is $5.04. The conversion price and number of shares of common stock issuable upon conversion of the Preferred Stock is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the conversion price.

Liquidation

In the event of our liquidation, dissolution, or winding up, whether voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets available for distribution to the holders of common stock or any other class or series of capital stock ranking junior to the Preferred Stock upon liquidation, by reason of their ownership thereof, an amount per share equal to the greater of (i) the Stated Value plus all accrued and unpaid dividends thereon or (ii) the amount that such holder would receive if such holder converted all of its shares of Preferred Stock into shares of common stock immediately prior to such liquidation, dissolution or winding up.

Purchase Rights

If, at the time while the Preferred Stock is outstanding, we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock, then a Preferred Stock holder will be entitled to acquire, upon the terms applicable to such purchase rights, the aggregate purchase rights which the holder could have acquired if the holder had held the number of shares of common stock acquirable upon complete conversion of the holder’s Preferred Stock. The purchase rights of a holder of Preferred Stock are subject to the limits on beneficial ownership set forth in the standstill provision of the Purchase Agreement.

Distribution Rights

If, at the time while the Preferred Stock is outstanding, we declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of shares of our common stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction), then, in each such case, the holder shall be entitled to participate in such distribution to the same extent that the holder would have participated if the holder had held the number of shares of common stock acquirable upon complete conversion of the Preferred Stock.

Fundamental Transactions

In the event of a fundamental transaction while the Preferred Stock is outstanding, as described in the Certificate of Designation and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets, our consolidation or merger with or into another person, the acquisition of more than 50% of the voting power represented by our outstanding shares of common stock, any purchase offer, tender offer or exchange offer approved by more than 50% of the voting power represented by our outstanding securities, then upon any subsequent conversion of Preferred Stock, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of us, if we are the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the Preferred Stock is convertible immediately prior to such event. For purposes of such conversion, the conversion price shall be adjusted as described in the Certificate of Designation.

Fractional Shares

No fractional shares of common stock will be issued upon the conversion of the Preferred Stock. Rather, we shall at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

Warrants

The following summary of certain terms and provisions of our Common Stock Purchase Warrants (“Warrants”) is not complete and is subject to, and qualified in its entirety by the provisions of the Warrant Agent Agreement and form of Warrant which are filed as exhibits to this annual report of which this Exhibit 4.5 is a part. We encourage you to review the terms and provisions set forth in the Warrant Agent Agreement and form of Warrant. The Warrants are administered by Computershare Trust Company, N.A., as warrant agent.

Exercisability

The Warrants were exercisable immediately upon issuance and expire December 10, 2026. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us and the warrant agent a duly executed exercise notice accompanied by payment in full for the number of common stock purchased upon such exercise. If a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”) the issuance of the shares of common stock underlying the Warrants is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Warrant. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates and any persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price

The exercise price per share of common stock purchasable upon exercise of the Warrants is equal to $1,440 and is subject to adjustments for stock splits or combinations, stock dividends and distributions, reclassifications, subdivisions, and other similar transactions. No fractional shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Fundamental Transaction

If, at any time while the Warrants are outstanding, (1) we consolidate or merge with or into another corporation whether or not the Company is the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, or any of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X) (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of the ordinary shares, (4) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires at least 50% of the outstanding ordinary shares, (5) we effect any reclassification or recapitalization of the ordinary shares or any compulsory exchange pursuant to which the ordinary shares are converted into or exchanged for other securities, cash or property, or each, a “Fundamental Transaction,” then upon any subsequent exercise of the Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ordinary shares then issuable upon exercise of those Warrants, and any additional consideration payable as part of the Fundamental Transaction.

Transferability

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the to the warrant agent, together with the appropriate instruments of transfer.

Warrant Agent and Listing

The Warrants were issued in registered form under the Warrant Agent Agreement between us and the warrant agent. The Warrants are listed on Nasdaq under the symbol “CINGW.” The Warrants are represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Rights as a Stockholder

Except as otherwise provided in the Warrant Agent Agreement or by virtue of such holder’s ownership of common stock, holders of the Warrants do not have rights or privileges of holders of common stock, including any voting rights, until a holder exercises a Warrant.

Governing Law

The Warrants and the Warrant Agent Agreement are governed by New York law.

As of March 13, 2026 there were Warrants to purchase 19,965 shares of common stock outstanding.

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws, to become effective upon completion of the offering, provide for:

●	classifying our board of directors into three classes;

●	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

●	limiting the removal of directors by the stockholders;

●	requiring a supermajority vote of stockholders to amend our Bylaws or certain provisions our Certificate of Incorporation;

●	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

●	eliminating the ability of stockholders to call a special meeting of stockholders;

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

●	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

Pursuant to our Certificate of Incorporation, we have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our Certificate of Incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Choice of Forum

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to, or a claim against the Company or any director or officer of the Company, with respect to the interpretation or application of any provision of the DGCL, our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, in each of the aforementioned actions, any claims to which the Court of Chancery of the State of Delaware determines it lacks jurisdiction. This provision will not apply to claims arising under the Exchange Act, or for any other federal securities laws which provide for exclusive federal jurisdiction. However, the exclusive forum provision provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Therefore, this provision could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent

The transfer agent of our common stock is Computershare Trust Company, N.A.